Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), November 21, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 150 million share buyback program announced on June 30, 2022, as the initial tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “First Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
14/11/2022	2,330	209.3235	487,723.76	—	—	—	—	2,330	209.3235	487,723.76
15/11/2022	2,350	207.5212	487,674.82	6,719	215.3931	1,447,226.24	1,391,028.68	9,069	207.1566	1,878,703.50
16/11/2022	2,365	206.0567	487,324.10	3,964	214.5003	850,279.19	816,633.87	6,329	206.0291	1,303,957.97
17/11/2022	2,370	205.7594	487,649.78	6,779	212.7355	1,442,133.95	1,397,552.04	9,149	206.0555	1,885,201.82
18/11/2022	2,370	206.2727	488,866.30	3,286	215.3531	707,650.29	682,664.76	5,656	207.1307	1,171,531.06
Total	11,785	206.9783	2,439,238.75	20,748	214.3479	4,447,289.67	4,287,879.35	32,533	206.7783	6,727,118.10

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such First Tranche till November 18, 2022, the total invested consideration has been:
•Euro 116,100,078.65 for No. 600,267 common shares purchased on the EXM
•USD 23,815,504.00 (Euro 23,974,440.67*) for No. 122,716 common shares purchased on the NYSE.

As of November 18, 2022, the Company held in treasury No. 11,788,093 common shares equal to 4.58% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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